1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                                 Form 20-F    X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                 Yes                    No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Interim Report, dated August 30, 2006	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 22, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

CONTENTS

1	Financial Highlights

2	Chairman’s Statement

6	Independent Review Report of the International Auditors

7	Unaudited Consolidated Balance Sheet

8	Unaudited Consolidated Income Statement

9	Unaudited Consolidated Statement of Changes in Equity

10	Unaudited Consolidated Statement of Cash Flow

12	Notes to the Unaudited Interim Financial Statements

26	Supplementary Information for American Depositary Shareholders

28	Other Information

FINANCIAL HIGHLIGHTS

FINANCIALS EXCLUDING AMORTISATION OF UPFRONT CONNECTION FEES

	Six-month periods ended 30 June
	2005	2006	Growth rate
Operating revenue (RMB millions)	80,620	84,442	4.7%
EBITDA (RMB millions)	42,518	44,217	4.0%
EBITDA margin	52.7%	52.4%	(0.3p.p. )
Net profit* (RMB millions)	11,293	11,590	2.6%
Free cash flow** (RMB millions)	15,101	18,934	25.4%

FINANCIALS INCLUDING AMORTISATION OF UPFRONT CONNECTION FEES

	Six-month periods ended 30 June
	2005	2006
Operating revenue (RMB millions)	84,023	86,936
EBITDA (RMB millions)	45,921	46,711
EBITDA margin	54.7%	53.7%
Net profit* (RMB millions)	14,696	14,084

*	Net profit represents profit attributable to equity holders of the Company.
**	Free cash flow is calculated from EBITDA (excluding the amortisation of upfront connection fees) minus capital expenditure and income tax.

For further information, please browse

our website at www.chinatelecom-h.com

Operating Revenue (RMB millions) 100,000

75,000

50,000

25,000

0

75,981

80,620

84,442

1H2004

1H2005

1H2006

EBITDA (RMB millions)

60,000

45,000

30,000

15,000

0

39,755

42,518

44,217

1H2004

1H2005

1H2006

Net profit*

(RMB millions)

12,000

9,000

6,000

3,000

0

10,472

11,293

11,590

1H2004

1H2005

1H2006

Net profit

(RMB millions)

9,000

6,000

3,000

0

10,472

11,293

11,590

0

1H2004

1H2005

1H2006

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am very encouraged to see our strategic transformation gaining momentum as reflected in the operating results for the first half of 2006. On executing our strategic transformation, we proactively developed the Internet, value-added and integrated information services. Through effective leverage of multi-services packaging, we have not only abated the serious challenge and the decline in traditional voice services brought by intensifying market competition, but also expanded new revenue sources, leading to continuous growth in our revenue and profit for the first half of the year. More importantly, through our vigorous initiatives on enhancing network’s integrated services capabilities, providing innovative services and businesses, expanding integrated information services and cultivating financial strength and talents pool, we have proactively laid a solid foundation for the Company’s future comprehensive services convergence offering (“triple-play”). We firmly believe, once the regulatory policies on the Company’s comprehensive services operations become clear, we could promptly ride on our unique competitive edge of multi- services convergence offering to achieve business breakthrough and delight our customers, creating value for them and for you as shareholders.

2	Interim Report 2006	China Telecom Corporation Limited

FINANCIAL PERFORMANCE

We achieved solid financial results in the first half of 2006. Our operating revenue reached RMB86,936 million, of which RMB2,494 million was from upfront connection fees. Excluding upfront connection fees, our operating revenue was RMB84,442 million, an increase of 4.7% from the same period of last year. We have optimized revenue structure, with revenue from non-voice services1 increased to RMB23,244 million in the first half of 2006 from RMB19,046 million in the first half of 2005, accounting for 27.5% of our operating revenue, an increase of 3.9 percentage points against the last corresponding period. EBITDA2 was RMB44,217 million, representing a year-on-year increase of 4.0%. EBITDA margin2 was 52.4%, staying at a healthy level. Operating expenses was RMB65,704 million, up by 5.5% against the corresponding period last year. The growth in operating expenses was mainly attributable to higher marketing cost for the enhancement of our competitiveness, and therefore selling, general and administrative expenses increased by 14.7% over the same period last year. We had effectively controlled personnel expenses, network operations and support expenses. Profit attributable to equity holders of the Company2 reached RMB11,590 million, with net profit margin of 13.7%. Basic earnings per share2 was RMB0.143. We reduced capital expenditure to RMB20,773 million, 9.1% less than that in the same period of 2005, capital expenditure on PAS was 66.2% lower than that in the same period of last year. Our free cash flow3 amounted to RMB18,934 million, RMB3,833 million more than that in the first half of 2005.

Taking into consideration the Company’s needs for sustainable business development, its cash flow position, and the need to maintain flexibility in funding, the Board of Directors has resolved not to pay any interim dividend for the year. The Board of Directors will proactively review the final dividend proposal at the time of reviewing the full year results and propose to the shareholders’ general meeting accordingly.

BUSINESS PERFORMANCE

In the first half of 2006, all subsidiaries performed well in implementing the Company’s business development strategy and recorded stable business growth. Signs of success in implementing strategic transformation are emerging.

According to the anticipated decline in the traditional voice services as a result of mobile substitution, we have been proactively transforming the operation model and implementing a strategy which focuses on the profit-oriented development of voice services. Instead of direct price competition and solely pursuing subscriber base expansion to boost revenue growth, we fully utilized the competitive edge of our multi-services operation and strengthened the convergence of voice, Internet and information services. The above initiatives enhanced our non-voice services1 to become the major revenue growth driver, successfully compensated the declining voice services and thus maintained sustainable revenue growth and consolidated the Company’s fundamentals. The total number of access lines in service was 219 million, a net addition of 8.62 million. In the first half of the year, revenue from voice services was RMB61,198 million, similar to that in the same period of last year.

Internet access services and VAS grew rapidly and generated a total revenue of RMB17,734 million, an increase of 35.0% against the same period last year, driving the Company’s revenue growth by 5.7%. Broadband access and VAS have become more important in driving the overall revenue growth of the Company. The net addition of broadband subscribers surged to a record high of 4.24 million, bringing the total to 25.26 million. The full deployment of “BizNavigator”, an enterprise customer brand, not only satisfied the needs of enterprise informationalization but also facilitated the widespread use of Internet applications, thereby driving the rapid expansion of broadband subscribers. At the same time, broadband ARPU was kept at the same level of the second half of 2005 providing the Company with good effectiveness.

1	Non-voice services include Internet access services, value-added services, managed data services, leased line services and others.
2	Including the amortisation of upfront connection fees, EBITDA was RMB46,711 million, EBITDA margin was 53.7%, profits attributable to equity holders of the Company amounted to RMB14,084 million, and basic earnings per share was RMB0.174.
3	Free cash flow is calculated from EBITDA (excluding the amortisation of upfront connection fees) minus capital expenditure and income tax.

China Telecom Corporation Limited	Interim Report 2006	3

CHAIRMAN’S STATEMENT (Continued)

Our VAS demonstrated robust development trend. SMS usage reached 11,166 million messages. Colour Ring Tone subscribers and registered subscribers for “Vnet” were 27.72 million and 15.87 million respectively. Caller ID service has 143 million users, with penetration rate reaching 65.4%. Integrated information services including “Best Tone” and “BizNavigator” were launched with favorable development trend. In about a half-year period, over 0.16 million companies had signed on for “Best Tone” and recorded usage was over 500 million calls, while “BizNavigator” attracted 0.27 million enterprise customers. The Company’s new image as an integrated information service provider is taking root in the industries and customers’ minds.

In the first half of 2006, we proactively implemented branding strategy on three customer segments, namely enterprises, households and individuals, to progressively build up a customer-centric branding structure. We will continue to enrich the content of “BizNavigator” and establish the brand awareness among customers, closely link telecommunications services to the business of enterprise customers through information applications, with a view to realizing the value enhancement of the Company and our customers simultaneously. We will strengthen the convergence of marketing efforts, terminals and networks of PAS and fixed line telephony to maintain the users’ habit of using fixed line telephony. By reinforcing the packaged marketing of broadband, VAS, integrated information service and traditional voice services, we would be able to increase customers “stickiness” and value, and thus lay a solid foundation for the Company’s long term sustainable growth.

On the service front, leveraging our existing advantages on direct sales channels, we implemented targeted marketing by identifying different customer segments and sales channels. We also rationalized our sales distribution networks to continuously improve our responsiveness of on-site services and business processing. In addition, we standardized and extended various community channels, such as partnership and agency service. We actively promoted our customer service hotline – “10000”, self-served hotline – “10001”, and fully deployed our online customer service center. Our core competence of a seamless, three-dimensional, all-rounded sales and marketing channel network is further enhanced.

In addition to tightening control on capital expenditure, we have also been continuously optimizing our capital expenditure structure. Aiming to give customers improved services and reinforce our competitive edges, we accelerated the upgrading of our intelligent fixed line network and optimized the IP-based Metropolitan Area Network (MAN), access network and wireless local access network. Meanwhile, we increased our investment in broadband and VAS and speeded up the development of our IT systems such as Business Supporting Systems (BSS). Such initiatives could strengthen the overall capability of our network and IT systems for supporting the provision of integrated information services, and make ourselves well-prepared for providing comprehensive services in the future.

Through the innovative human resources mechanism on recruitment, training and usage, we proactively optimize the allocation of human resources and cultivate talents in management, technology, sales and maintenance for providing comprehensive services in the future. The Company is determined to consolidate its human resources advantages in the long run.

CORPORATE GOVERNANCE

Improving corporate governance and the transparency of our operations commands our continuous effort. This year, we began to disclose monthly subscriber data and further enriched the quarterly disclosure of key business and financial indicators to allow investors to gain more timely and thorough understanding of our operations. The Company continued to hold its annual general meeting in Hong Kong and fully utilized its website for a more effective communication with shareholders. Following international best practices and regulatory requirements like Sarbanes- Oxley Act of 2002 (Section 404), and basing on the continuously improved internal control system in the past three years, we undertook measures such as authority limits setting and grade assessment to strengthen our internal control responsibility system, perfect corporate governance, reduce corporate risks and enhance operational efficiency.

4	Interim Report 2006	China Telecom Corporation Limited

FUTURE PROSPECTS

In the past year or so, we have gained precious experience and achieved encouraging results in our strategic transformation. Our new core competitive strengths are promptly developed and information services including “Best Tone” and “BizNavigator” are posing bright prospects. We strongly believe that information services will bring a vast potential in value creation to the Company in the near future and further enhance our ability to create sustainable value to shareholders.

We will continue to advance our strategic transformation. We will follow diligently our pre-set strategies to consolidate the fundamentals of our voice services, elaborate our edges of multi-services, strengthen the convergence of businesses and terminals, persist in product packaging, improve effective differentiation in our products and services, with a view to enhancing value for our customers. The Company will increase effort to raise customer awareness of the branding on “BizNavigator” and gradually launch new individual and household service brands to boost the competitiveness of our branding. We will lead and satisfy customers’ communications and information application needs and work towards elevating our position on the value chain to establish our leadership position in the integrated information service sector.

Looking ahead, we believe that the successful implementation of strategic transformation will significantly enhance our core competitive capabilities. Through transforming the enterprise value growth model, further enhancing precision management, optimizing resources allocation, strengthening the cost and investment controls, we are committed to improve our profitability and maximize shareholders’ value.

Finally, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders and customers for their support over the years. I would also like to thank Mr. Wei Leping for his outstanding contribution to the Company as Executive Director. Last but not least, I would like to express my heartfelt appreciation to our employees for their hard work and especially their willingness to take on the challenges and pressure in the Company’s business transformation process.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

30 August 2006

China Telecom Corporation Limited	Interim Report 2006	5

INDEPENDENT REVIEW REPORT OF THE INTERNATIONAL AUDITORS

To the Board of Directors of

China Telecom Corporation Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial statements of the Company and its subsidiaries (the “Group”) set out on pages 7 to 25.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board. The interim financial statements are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagement to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six-month period ended 30 June 2006.

KPMG

Certified Public Accountants

Hong Kong, China

30 August 2006

6	Interim Report 2006	China Telecom Corporation Limited

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2006

(Amounts in millions)

	Note	30 June 2006	31 December 2005
		RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		317,957	328,281
Construction in progress		28,677	23,567
Lease prepayments		5,088	5,117
Interests in associates		555	548
Other investments		162	182
Deferred tax assets		11,007	10,885
Other assets		11,182	11,893

Total non-current assets		374,628	380,473

Current assets
Inventories		2,869	2,702
Accounts receivable, net	4	16,681	16,142
Prepayments and other current assets		2,854	2,406
Time deposits with maturity over three months		145	292
Cash and cash equivalents	5	21,452	15,121

Total current assets		44,001	36,663

Total assets		418,629	417,136

LIABILITIES AND EQU ITY
Current liabilities
Short-term debt	6	84,650	76,005
Current portion of long-term debt	6	5,895	8,963
Accounts payable	7	33,421	33,949
Accrued expenses and other payables		30,146	26,885
Income tax payable		3,153	2,108
Current portion of finance lease obligations		105	108
Current portion of deferred revenues		7,939	8,958

Total current liabilities		165,309	156,976

Net current liabilities		(121,308)	(120,313)

Total assets less current liabilities		253,320	260,160

Non-current liabilities
Long-term debt	6	43,563	55,777
Finance lease obligations		—	52
Deferred revenues		16,295	18,750
Deferred tax liabilities		2,681	2,620

Total non-current liabilities		62,539	77,199

Total liabilities		227,848	234,175

Equity
Share capital		80,932	80,932
Reserves		108,391	100,585

Total equity attributable to equity holders of the Company		189,323	181,517

Minority interests		1,458	1,444

Total equity		190,781	182,961

Total liabilities and equity		418,629	417,136

The notes on pages 12 to 25 form part of these interim financial statements.

China Telecom Corporation Limited	Interim Report 2006	7

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six-month period ended 30 June 2006

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2006	2005
		RMB	RMB
Operating revenues	8	86,936	84,023

Operating expenses
Depreciation and amortisation		(25,479)	(24,178)
Network operations and support		(13,512)	(13,250)
Selling, general and administrative		(10,407)	(9,074)
Personnel expenses	9	(13,315)	(13,254)
Other operating expenses	10	(2,991)	(2,524)

Total operating expenses		(65,704)	(62,280)

Operating profit		21,232	21,743

Net finance costs	11	(2,592)	(2,468)
Investment loss		(20)	(9)
Share of profit from associates		7	3

Profit before taxation		18,627	19,269

Income tax	12	(4,510)	(4,556)

Profit for the period		14,117	14,713

Attributable to:
Equity holders of the Company		14,084	14,696
Minority interests		33	17

Profit for the period		14,117	14,713

Basic earnings per share	14	0.17	0.18

Weighted average number of shares	14	80,932	80,932

The notes on pages 12 to 25 form part of these interim financial statements.

8	Interim Report 2006	China Telecom Corporation Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six-month period ended 30 June 2006

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital	Capit reserve	Share premium	Re- valuation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total	Minority interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at 1 January 2005		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206	1,413	160,619

Net income recognised directly in equity: Deferred tax on revaluation surplus of property, plant and equipment		—	—	—	—	—	—	6	(6)	—	—	—
Revaluation surplus realised		—	—	—	(21)	—	—	—	21	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(99)	99	—	—	—

		—	—	—	(21)	—	—	(93)	114	—	—	—
Profit for the six-month period ended 30 June 2005		—	—	—	—	—	—	—	14,696	14,696	17	14,713

Total recognised income and expenses		—	—	—	(21)	—	—	(93)	14,810	14,696	17	14,713
Contributions from minority interests		—	—	—	—	—	—	—	—	—	8	8
Dividends	13	—	—	—	—	—	—	—	(5,596)	(5,596)	—	(5,596)

Balance as at 30 June 2005		80,932	(2,804)	10,746	7,564	25,629	5,793	7,590	32,856	168,306	1,438	169,744
Net income recognised directly in equity:
Effect of change in tax rate		—	—	—	—	—	—	(5)	—	(5)	—	(5)
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	6	(6)	—	—	—
Revaluation surplus realised		—	—	—	(113)	—	—	—	113	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(90)	90	—	—	—

		—	—	—	(113)	—	—	(89)	197	(5)	—	(5)
Profit for the six-month period ended 31 December 2005		—	—	—	—	—	—	—	13,216	13,216	25	13,241

Total recognised income and expenses		—	—	—	(113)	—	—	(89)	13,413	13,211	25	13,236
Contributions from minority interests		—	—	—	—	—	—	—	—	—	4	4
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(23)	(23)
Appropriations		—	—	—	—	9,509	1,285	—	(10,794)	—	—	—

Balance as at 31 December 2005		80,932	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	181,517	1,444	182,961
Net income recognised directly in equity: Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	—	7	(7)	—	—	—
Effect of change in tax rate		—	—	—	—	—	—	5	—	5	—	5
Revaluation surplus realised		—	—	—	(17)	—	—	—	17	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(94)	94	—	—	—

		—	—	—	(17)	—	—	(82)	104	5	—	5
Profit for the six-month period ended 30 June 2006		—	—	—	—	—	—	—	14,084	14,084	33	14,117

Total recognised income and expenses		—	—	—	(17)	—	—	(82)	14,188	14,089	33	14,122
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(19)	(19)
Transfer from statutory common welfare fund to surplus reserves	17	—	—	—	—	7,078	(7,078)	—	—	—	—	—
Dividends	13	—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)

Balance as at 30 June 2006		80,932	(2,804)	10,746	7,434	42,216	—	7,419	43,380	189,323	1,458	190,781

The notes on pages 12 to 25 form part of these interim financial statements.

China Telecom Corporation Limited	Interim Report 2006	9

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)

for the six-month period ended 30 June 2006

(Amounts in millions)

			Six-month periods ended 30 June
	Note		2006	2005
			RMB	RMB
Net cash from operating activities	(a	)	41,161	36,864

Cash flows from investing activities
Capital expenditure			(22,567)	(21,532)
Purchase of investments			—	(6)
Lease prepayments			(28)	(214)
Proceeds from disposal of property, plant and equipment			188	206
Increase in time deposits with maturity over three months			(145)	(276)
Maturity of time deposits with maturity over three months			292	335

Net cash used in investing activities			(22,260)	(21,487)

Cash flows from investing activities
Capital element of finance lease payments			(55)	(78)
Proceeds from bank and other loans			57,501	47,358
Repayments of bank and other loans			(54,153)	(54,713)
Repayment of amount due to China Telecom in connection with the First Acquisition			(10,000)	—
Payment of dividends			(5,844)	(5,208)
Net cash (distributions to)/contributions from minority interests			(19)	8

Net cash used in financing activities			(12,570)	(12,633)

Net increase in cash and cash equivalents			6,331	2,744

Cash and cash equivalents at 1 January			15,121	13,465

Cash and cash equivalents at 30 June			21,452	16,209

The notes on pages 12 to 25 form part of these interim financial statements.

10	Interim Report 2006	China Telecom Corporation Limited

(a) Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2006	2005
	RMB	RMB
Profit before taxation	18,627	19,269
Adjustments for:
Depreciation and amortisation	25,479	24,178
Impairment losses for bad and doubtful debts	708	726
Investment losses	20	9
Share of profit from associates	(7)	(3)
Interest income	(133)	(112)
Interest expense	2,663	2,816
Unrealised foreign exchange losses/(gains)	15	(179)
Loss on retirement and disposal of property, plant and equipment	286	117

Operating profit before changes in working capital	47,658	46,821
Increase in accounts receivable	(1,247)	(2,899)
Increase in inventories	(167)	(119)
(Increase)/decrease in prepayments and other current assets	(306)	88
Decrease in other assets	518	601
Increase in accounts payable	1,805	232
Increase in accrued expenses and other payables	2,695	2,830
Decrease in deferred revenues	(3,474)	(4,403)

Cash generated from operations	47,482	43,151
Interest received	133	112
Interest paid	(2,933)	(3,460)
Income tax paid	(3,521)	(2,939)

Net cash from operating activities	41,161	36,864

The notes on pages 12 to 25 form part of these interim financial statements.

China Telecom Corporation Limited	Interim Report 2006	11

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

for the six-month period ended 30 June 2006

1.	PRINCIPAL ACTIVITIES

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard

34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 30 August 2006, reflect the unaudited financial position of the Group as at 30 June 2006 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2006.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 “Interim Financial Reporting” requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2005 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2005 are available from the Company’s registered office. The Company’s international auditors have expressed an unqualified opinion on those financial statements in their report dated 22 March 2006.

12	Interim Report 2006	China Telecom Corporation Limited

3.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Third parties	16,508	15,636
China Telecom Group	115	224
Other state-controlled telecommunications operators in the PRC	2,201	1,786

	18,824	17,646
Less: Impairment losses for bad and doubtful debts	(2,143)	(1,504)

	16,681	16,142

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Current, within 1 month	11,163	12,104
1 to 3 months	2,214	1,563
4 to 12 months	1,280	1,037
More than 12 months	743	340

	15,400	15,044
Less: Impairment losses for bad and doubtful debts	(2,023)	(1,377)

	13,377	13,667

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Current, within 1 month	1,035	1,244
1 to 3 months	1,366	686
4 to 12 months	696	371
More than 12 months	327	301

	3,424	2,602
Less: Impairment losses for bad and doubtful debts	(120)	(127)

	3,304	2,475

China Telecom Corporation Limited	Interim Report 2006	13

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

5.	CASH AND CASH EQUIVALENTS

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Cash at bank and in hand	13,947	11,583
Time deposits with maturity within three months	7,505	3,538

	21,452	15,121

6.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Loans from state-controlled banks – unsecured	34,176	45,704
Commercial paper – unsecured	20,000	9,917
Loans from China Telecom Group – unsecured	30,474	20,384

Total short-term debt	84,650	76,005

Weighted average interest rate of the Group’s total short-term debt as at 30 June 2006 was 3.5% (31 December 2005: 4.2%). The loans from state-controlled banks bear interest at rates ranging from 3.0 to 7.7% per annum and are repayable within one year. The commercial paper as at 31 December 2005 bore interest at a fixed rate of 2.54% per annum and was repaid in April 2006. The commercial paper as at 30 June 2006 bears interest at a fixed rate of 3.05% per annum and is repayable by April 2007. The loans from China Telecom Group bear interest at fixed rates ranging from 2.3% to 5.0% per annum and are repayable within one year.

Long-term debt comprises:

	Note		30 June 2006	31 December 2005
			RMB millions	RMB millions
Loans from state-controlled banks – unsecured	(i	)	19,302	24,584
Other loans			6	6
Amount due to China Telecom in connection with the First Acquisition – unsecured	(ii	)	15,000	25,000
Amount due to China Telecom in connection with the Second Acquisition – unsecured	(iii	)	15,150	15,150

Total long-term debt			49,458	64,740
Less: current portion			(5,895)	(8,963)

Non-current portion			43,563	55,777

14	Interim Report 2006	China Telecom Corporation Limited

6.	SHORT-TERM AND LONG-TERM DEBT (Continued)

Note:

(i)	The loans from state-controlled banks bear interest at rates ranging from 0.5% to 8.3% per annum with maturity through 2040.

(ii)	The amount bears interest on the outstanding balance at 5.184% per annum until 31 December 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty. In April 2006, the Company repaid RMB10,000 million to China Telecom.

(iii)	The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

7.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Third parties	25,855	26,996
China Telecom Group	7,382	6,886
Other state-controlled telecommunications operators in the PRC	184	67

	33,421	33,949

Ageing analysis of accounts payable is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Due within 1 month or on demand	6,361	5,379
Due after 1 month but within 3 months	6,861	8,797
Due after 3 months but within 6 months	8,424	9,283
Due after 6 months	11,775	10,490

	33,421	33,949

China Telecom Corporation Limited	Interim Report 2006	15

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

8.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

			Six-month periods ended 30 June
	Note		2006	2005
			RMB millions	RMB millions
Upfront connection fees	(i	)	2,494	3,403
Upfront installation fees	(ii	)	1,458	1,479
Monthly fees	(iii	)	14,936	15,326
Local usage fees	(iv	)	23,378	24,005
DLD	(iv	)	12,889	12,918
ILD	(iv	)	1,562	1,705
Internet	(v	)	11,154	8,538
Managed data	(vi	)	1,492	1,481
Interconnections	(vii	)	6,975	6,141
Leased line	(viii	)	2,098	2,265
Value-added services	(ix	)	6,580	4,601
Others	(x	)	1,920	2,161

			86,936	84,023

16	Interim Report 2006	China Telecom Corporation Limited

8.	OPERATING REVENUES (Continued)

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.

(ix)	Represent amounts charged to customers for the provision of wireline value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, integrated information services and telephone information services.

(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment.

9.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Network operations and support	9,083	8,974
Selling, general and administrative	4,232	4,280

	13,315	13,254

10.	OTHER OPERATING EXPENSES

Other operating expenses comprise primarily interconnection charges of RMB2,972 million for the period ended 30 June 2006 (six-month period ended 30 June 2005: RMB2,506 million).

China Telecom Corporation Limited	Interim Report 2006	17

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

11.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interest expense incurred	3,060	3,446
Less: Interest expense capitalised*	(397)	(630)
Net interest expense	2,663	2,816
Interest income	(133)	(112)
Foreign exchange losses	70	12
Foreign exchange gains	(8)	(248)

	2,592	2,468

___________
* Interest expense was capitalised in construction in progress at the following rates per annum	2.0% – 5.3%	3.5% – 5.2%

12.	INCOME TAX

Income tax in the consolidated income statement comprises:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Provision for PRC income tax	4,566	4,543
Deferred taxation	(56)	13

	4,510	4,556

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
	Note	2006	2005
		RMB millions	RMB millions
Profit before taxation		18,627	19,269
Expected PRC income tax expense at statutory tax rate of 33%	(i)	6,147	6,359
Differential tax rate on subsidiaries’ income	(i)	(960)	(900)
Non-deductible expenses	(ii)	476	449
Non-taxable income	(iii)	(993)	(1,352)
Tax credit for domestic equipment purchases		(160)	—

Income tax		4,510	4,556

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 7.5% to 15%.
(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

18	Interim Report 2006	China Telecom Corporation Limited

13.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared and was paid on 15 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared and was paid on 23 June 2005.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2006.

14.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2006 and 2005 is based on the profit attributable to equity holders of the Company of RMB14,084 million and RMB14,696 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

15.	CAPITAL COMMITMENTS

As at 30 June 2006, the Group had capital commitments as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Authorised and contracted for
Properties	544	513
Telecommunications network plant and equipment	4,537	2,278

	5,081	2,791

Authorised but not contracted for
Properties	1,365	1,896
Telecommunications network plant and equipment	9,576	3,047

	10,941	4,943

China Telecom Corporation Limited	Interim Report 2006	19

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

16. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecommunications Corporation (“China Telecom”, a company owned by the PRC government), and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
	Note	2006	2005
		RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i)	95	103
Construction, engineering and information technology services	(ii)	3,420	2,592
Provision of community services	(iii)	1,199	1,166
Provision of ancillary services	(iv)	1,115	1,195
Provision of comprehensive services	(v)	335	107
Operating lease expenses	(vi)	195	238
Centralised service expenses	(vii)	120	98
Interconnection revenues	(viii)	91	68
Interconnection charges	(viii)	350	296
Interest on amounts due to and loans from China Telecom Group	(ix)	1,218	1,422

20	Interim Report 2006	China Telecom Corporation Limited

16.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with China Telecom Group (Continued)

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services provided by China Telecom Group.

(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.

(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 6).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Accounts receivable	115	224
Prepayments and other current assets	723	606

Total amounts due from China Telecom Group	838	830

Accounts payable	7,382	6,886
Accrued expenses and other payables	4,585	4,534
Short-term debt	30,474	20,384
Long-term debt	30,150	40,150

Total amounts due to China Telecom Group	72,591	71,954

China Telecom Corporation Limited	Interim Report 2006	21

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

16. RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with China Telecom Group (Continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 6.

As at 30 June 2006 and 31 December 2005, no material impairment losses for bad and doubtful debts was recorded in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB thousands	RMB thousands
Short-term employee benefits	3,833	2,678
Post-employment benefits	331	242

	4,164	2,920

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution post- employment benefit plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions to post-employment benefit plans for the six-month period ended 30 June 2006 were RMB1,201 million (six-month period ended 30 June 2005: RMB1,094 million).

The amount of contributions to post-employment benefit plans payable as at 30 June 2006 was RMB885 million (31 December 2005: RMB648 million).

22	Interim Report 2006	China Telecom Corporation Limited

16.	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

–	sales and purchases of goods, properties and other assets

–	rendering and receiving services

–	lease of assets

–	depositing and borrowing money

–	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group prices its telecommunication services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state- controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interconnection revenues	5,926	5,044
Interconnection charges	1,564	1,221
Leased line revenues	744	1,114

China Telecom Corporation Limited	Interim Report 2006	23

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS (Continued)

for the six-month period ended 30 June 2006

16.	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC (Continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (Continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Accounts receivable	2,201	1,786
Prepayments and other current assets	371	397

Total amounts due from other state-controlled telecommunications operators in the PRC	2,572	2,183

Accounts payable	184	67
Accrued expenses and other payables	217	243

Total amounts due to other state-controlled telecommunications operators in the PRC	401	310

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2006 and 31 December 2005, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expense incurred on loans from state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interest income	133	112
Interest expense	1,842	2,024

24	Interim Report 2006	China Telecom Corporation Limited

16.	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC (Continued)

(ii)	Transactions with state-controlled banks (Continued)

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Cash at bank and in hand	13,933	11,572
Time deposits	7,650	3,830

Total deposits with state-controlled banks in the PRC	21,583	15,402

Short-term loans	34,176	45,704
Long-term loans	19,302	24,584

Total loans from state-controlled banks in the PRC	53,478	70,288

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 6.

The directors believe the above information has provided meaningful disclosure of related party transactions.

17.	TRANSFER FROM STATUTORY COMMON WELFARE FUND TO SURPLUS RESERVES

Pursuant to the revision of the PRC Company Law, companies with limited liabilities and companies limited by shares are no longer required to make annual profit appropriation to the statutory common welfare fund commencing on 1 January 2006. The opening balance of the Group’s statutory common welfare fund as at 1 January 2006 was transferred to the surplus reserves in accordance with “Notice on accounting issue relating to the implementation of the Company Law of the PRC” issued by the Ministry of Finance.

18.	CHANGE IN PRESENTATION OF PERSONNEL EXPENSES

In the prior year financial statements, the amount of personnel expenses was not separately presented on the face of the consolidated income statement but was included as part of network operations and support expenses and selling, general and administrative expenses with the total amount of personnel expenses disclosed in the notes to the financial statements.

With effect from 1 January 2006, the Group has presented the amount of personnel expenses on the face of the consolidated income statement as a separate caption and disclosed the respective amounts attributable to the network operations and support, and selling, general and administrative functions in the notes to the financial statements. The related comparative figures have been reclassified to conform with the current period’s presentation.

China Telecom Corporation Limited	Interim Report 2006	25

SUPPLEMENTARY INFORMATION FOR AMERICAN DEPOSITARY SHAREHOLDERS

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The differences, as they apply to the Group’s financial statements, primarily relate to the US GAAP requirement that property, plant and equipment be carried at historical cost and depreciated, whereas under IFRS, property, plant and equipment can be carried in the financial statements at the revalued amount and depreciated. The details of such differences are set out in the Group’s annual report for the year ended 31 December 2005. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

The effect on net profit of significant differences between IFRS and US GAAP for the six-month periods ended 30 June 2006 and 2005 is as follows:

	Six-month periods ended 30 June
	2006		2006		2005
	US$ millions (Note)		RMB millions		RMB millions
Net profit attributable to equity holders of the Company under IFRS		1,761		14,084		14,696
US GAAP adjustments:
Depreciation on revalued property, plant and equipment, net of minority interests of RMB7 million for the six-month period ended 30 June 2006 (six-month period ended 30 June 2005: RMB8 million)		(419)		(3,353)		(3,399)
Disposal of revalued property, plant and equipment		(7)		(55)		(15)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights		1		5		—
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment		(3)		(22)		—
Deferred tax effect of US GAAP adjustments		108		861		861

Net profit attributable to equity holders of the Company under US GAAP		1,441		11,520		12,143

Basic earnings per share under US GAAP	US$	0.02	RMB	0.14	RMB	0.15

Basic earnings per ADS* under US GAAP	US$	1.78	RMB	14.23	RMB	15.00

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

26	Interim Report 2006	China Telecom Corporation Limited

The effect on equity of significant differences between IFRS and US GAAP as at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	30 June 2006	31 December 2005
	US$ millions (Note)	RMB millions	RMB millions
Equity attributable to equity holders of the Company under IFRS	23,682	189,323	181,517
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests of RMB17 million as at 30 June 2006 (31 December 2005: RMB24 million)	1,486	11,879	15,287
Deferred tax effect of US GAAP adjustment	(357)	(2,852)	(3,691)

Equity attributable to equity holders of the Company under US GAAP	24,811	198,350	193,113

Note:

Solely for the convenience of the reader, the amounts as at and for the six-month period ended 30 June 2006 have been translated into United States dollars at the noon buying rate in New York City on 30 June 2006 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00 = RMB7.9943. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 30 June 2006, or at any other date.

China Telecom Corporation Limited	Interim Report 2006	27

OTHER INFORMATION

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2005 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2006, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2006, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2006, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows.

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
Long positions

China Telecommunications	57,377,053,317	Domestic shares	85.57%	70.89%	Beneficial owner
Corporation
Guangdong Rising Assets	5,614,082,653	Domestic shares	8.37%	6.94%	Beneficial owner
Management Co., Ltd.
Credit Suisse Group	980,159,476	H shares	7.06%	1.21%	Interest of controlled corporations

Short positions

Credit Suisse Group	1,203,965,005	H shares	8.68%	1.49%	Interest of controlled corporations

Save as stated above, as at 30 June 2006, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

28	Interim Report 2006	China Telecom Corporation Limited

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of this Interim Report.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always attached great importance to corporate governance and we continued to make efforts in perfecting the Company’s internal control in accordance with the relevant regulatory requirements and international best practices. By doing so, the Company’s operations become more systematic and efficient so that the shareholders’ best interests were ensured.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual. The Board considers that this could enhance the Company’s decision-making and operational efficiency, and enable the Company to grasp business opportunities effectively. Further, such arrangement is being adopted by many international leading enterprises. At the same time, the number of independent non-executive directors accounted for more than one-third of the total number of Directors to make sure the independence and objectivity of the decisions made by the Board and provide full and impartial supervision over the Company’s management, with a view to ensuring shareholders’ best interests.

Save as stated above, the Company is in compliance with all the code provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2006.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Having made specific enquiry to all Directors of the Company, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2006 to 30 June 2006.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties and assumptions, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

30 August 2006

China Telecom Corporation Limited	Interim Report 2006	29